EXHIBIT 21

LIFE PARTNERS HOLDINGS, INC.

SUBSIDIARIES

February 28, 2006

Name of Subsidiary	State of Organization
1. Life Partners, Inc.	Texas
2. LPHI Portfolio Management Services, LLC	Delaware
3. LPHI Preferred Private Issue Series I, LLC	Delaware